SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      MAGICWORKS ENTERTAINMENT INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
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                         (Title of Class of Securities)

                                   558909 10 7
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                                 (CUSIP Number)




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CUSIP No. 558909 10 7

(1)     Names of Reporting Persons               GLENN BECHDEL

        S.S. or I.R.S. Identification Nos. of Above Persons

(2)     Check the Appropriate Box if a Member of a Group
        (See Instructions)  (a)   [ ]          (b)    [ ]

(3)     SEC Use Only

(4)     Citizenship or Place of Organization                     USA

         Number of              (5)      Sole Voting Power             3,228,846
       Shares Bene-
         ficially               (6)      Shared Voting Power                 -0-
         Owned by
       Each Report-             (7)      Sole Dispositive Power        3,228,846
        ing Person
           With                 (8)      Shared Dispositive Power            -0-

(9)      Aggregate Amount Beneficially Owned by Each Reporting
         Person                             3,228,846

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
         Instructions)    [ ]
                       ----------

(11)     Percent of Class Represented by Amount in Row (9)       13.2% 1
                                                           -------------------
(12)     Type of Reporting Person (See Instructions)            IN
                                                     ------------------------
-------------------

1 Calculated on the basis of 24,394,300 shares of Common Stock outstanding as of February 10, 1997.




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ITEM 1(A).        Name of Issuer:

                  MAGICWORKS ENTERTAINMENT INCORPORATED

ITEM 1(B).        Address of Issuer's Principal Executive Offices:

                  930 Washington Avenue
                  Miami Beach, FL  33139

ITEM 2(A).        Name of Person Filing:

                  Glenn Bechdel

ITEM 2(B).        Address of Principal Business Office:

                  930 Washington Avenue
                  Miami Beach, FL  33139
                  North Miami, Florida 33161

ITEM 2(C).        Citizenship:

                  USA

ITEM 2(D).        Title of Class of Securities:

                  Common Stock, $.001 Par Value

ITEM 2(E).        CUSIP Number: 558909 10 7

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), identify the status of the person filing.

                  Not applicable.

ITEM 4.           Ownership.

      (a)         Amount Beneficially Owned:  3,228,846 shares.

      (b)         Percent of Class:  13.2% 1

      (c)         Number of shares as to which such person has:

               (i)       sole power to vote or to                    3,228,846
                           direct the vote

               (ii)      shared power to vote or to                     -0-
                          direct the vote





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               (iii)     sole power to dispose or to                 3,228,846
                           direct the disposition of

               (iv)      shared power to dispose or to
                           direct the disposition of                     -0-

--------------------

1 Calculated on the basis of 24,394,300 shares of Common Stock as of February 10, 1997.

ITEM 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               Not applicable.

ITEM 8.        Identification and Classification of Members of the Group.

               Not applicable.

ITEM 9.        Notice of Dissolution of Group.

               Not applicable.

ITEM 10.       Certification.

               Not applicable.




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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 18, 1997                        By:  /s/ GLENN BECHDEL
                                              --------------------------------
                                              Glenn Bechdel








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